                                                       RULE NO. 424(b)(5)
                                                       REGISTRATION NO. 33-65135


PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED AUGUST 30, 1996)
                                     [LOGO]
                                1,500,000 UNITS
                           MERRILL LYNCH & CO., INC.
 HEALTHCARE/BIOTECHNOLOGY PORTFOLIO MARKET INDEX TARGET-TERM SECURITIESSM DUE
                               OCTOBER 31, 2001
                                  "MITTS(R)"

  An aggregate principal amount of $15,000,000 of Healthcare/Biotechnology Portfolio Market Index Target-Term SecuritiesSM due October 31, 2001 (the "Securities" or "MITTS(R)") of Merrill Lynch & Co., Inc. (the "Company") are being offered hereby. Each $10 principal amount of Securities will be deemed a "Unit" for purposes of trading and transfer. Units will be transferable by the Depository (as hereinafter defined), as more fully described below.

  The Securities are debt securities of the Company, which are being issued in denominations of $10 and integral multiples thereof, will bear no periodic payments of interest and will mature on October 31, 2001. At maturity, a beneficial owner of a Security will be entitled to receive, with respect to each Security, the principal amount thereof plus an interest payment (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the value of a portfolio (the "Portfolio") of specified stocks of companies involved in various segments of the healthcare industry and the biotechnology industry over the Benchmark Portfolio Value. The Supplemental Redemption Amount will in no event be less than zero. The Securities are not redeemable or callable by the Company prior to maturity. While at maturity a beneficial owner of a Security will receive the principal amount of such Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise.

  The Supplemental Redemption Amount payable with respect to a Security at maturity will equal the product of (A) the principal amount of the applicable Security, and (B) the percentage increase from the Benchmark Portfolio Value to the Ending Portfolio Value. The Benchmark Portfolio Value equals 115 and was determined as described herein. The Benchmark Portfolio Value exceeds the closing value of the Portfolio on the date of this Prospectus Supplement by 15%. The Ending Portfolio Value, as more particularly described herein, will be the average (arithmetic mean) of the closing values of the Portfolio on certain days, or, if certain events occur, the closing value of the Portfolio on a single day prior to the maturity of the Securities.

  FOR INFORMATION AS TO THE CALCULATION OF THE SUPPLEMENTAL REDEMPTION AMOUNT, IF ANY, WHICH WILL BE PAID AT MATURITY, THE CALCULATION AND THE COMPOSITION OF THE PORTFOLIO, AND CERTAIN TAX CONSEQUENCES TO BENEFICIAL OWNERS OF THE SECURITIES, SEE "DESCRIPTION OF SECURITIES", "THE PORTFOLIO", AND "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS", RESPECTIVELY, IN THIS PROSPECTUS SUPPLEMENT. FOR OTHER INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT.

  Ownership of the Securities will be maintained in book-entry form by or through the Depository. Beneficial owners of the Securities will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein.

  The Securities have been approved for listing on the American Stock Exchange (the "AMEX") under the symbol "MLH", subject to official notice of issuance.

                                ---------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE  PROSPECTUS. ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
     OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          PRICE TO   UNDERWRITING  PROCEEDS TO
                                           PUBLIC      DISCOUNT   THE COMPANY(1)
--------------------------------------------------------------------------------
Per Unit...............................      $10         $.20         $9.80
--------------------------------------------------------------------------------
Total..................................  $15,000,000   $300,000    $14,700,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Before deduction of expenses payable by the Company.

                                ---------------

  The Securities are offered by the Underwriter, subject to prior sale, when, as, and if issued by the Company and accepted by the Underwriter and subject to certain other conditions. The Underwriter reserves the right to reject orders in whole or in part. It is expected that delivery of the Securities will be made in New York, New York on or about October 30, 1996.

  This Prospectus Supplement and the accompanying Prospectus may be used by the Underwriter in connection with offers and sales related to market-making transactions in the Securities. The Underwriter may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

                                ---------------

                              MERRILL LYNCH & CO.
                                ---------------

          The date of this Prospectus Supplement is October 24, 1996.

-------
"MITTS" is a registered service mark and "Market Index Target-Term Securities" is a service mark owned by Merrill Lynch & Co., Inc.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

  The Commissioner of Insurance of The State of North Carolina has not approved or disapproved the offering of the Securities made hereby nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or Prospectus.

                                    SUMMARY

  "The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus".

Issuer......................  Merrill Lynch & Co., Inc.

Securities Offered..........  1,500,000 Units of Healthcare/Biotechnology
                              Portfolio Market Index Target-Term Securities due October 31, 2001. The Securities are to be issued as a series of Senior Debt Securities under the 1983 Indenture described herein.

Listing.....................  The Securities have been approved for listing on the AMEX under the symbol "MLH", subject to official notice of issuance.

Denominations...............  A Unit consisting of $10 principal amount of
                              Securities and integral multiples thereof.

Maturity....................  October 31, 2001.

Payment at Maturity.........  At maturity, a beneficial owner of a Security will be entitled to receive (i) the principal amount thereof and (ii) the Supplemental Redemption Amount equal to:

                                          Ending Portfolio Value - Benchmark
                              Principal            Portfolio Value
                               Amount   X ----------------------------------
                                             Benchmark Portfolio Value

                              provided, however, that in no event will the Supplemental Redemption Amount be less than zero. The Benchmark Portfolio Value equals 115 and was determined as described herein. The closing value of the Portfolio on the date the Securities were priced by the Company for initial sale to the public (the "Pricing Date") equaled 100 and the Benchmark Portfolio Value exceeded such closing value by 15%. The Ending Portfolio Value will equal the average (arithmetic mean) of the closing value of the Portfolio on certain days prior to the maturity of the Securities, or, if Market Disruption Events (as defined below) occur on certain days, then the Ending Portfolio Value will equal the closing value of the Portfolio on a single day.

Starting Portfolio Value....  Based on the individual prices of the
                              Portfolio Securities on the Pricing Date, the Multiplier (as defined below) for each Portfolio Security was initially set so that, on the Pricing Date, the Portfolio Securities were equally dollar-weighted in the Portfolio and the Portfolio Value equaled 100 (the "Starting Portfolio Value").

Portfolio Securities........  The stocks indicated under the caption
                              "Description of Securities--Portfolio
                              Securities" below will be used to calculate the value of the Portfolio. Beneficial owners of the Securities will not have any right to receive Portfolio Securities. The Portfolio Securities represent interests in equity securities issued by 25 corporations involved in various segments of the healthcare industry and the biotechnology industry (the "Portfolio Securities"), and have significantly different market capitalizations (i.e., the number of shares outstanding of a security multiplied by the current price of such security). The original Multipliers were determined so that each Portfolio Security represented an equal percentage of the Starting Portfolio Value on the Pricing Date. See "The Portfolio" in this Prospectus Supplement. The inclusion of a Portfolio Security in the Portfolio is not a recommendation to buy or sell such Portfolio Security, and neither the Company nor any of its affiliates make any representation to any purchaser of Securities as to the performance of the Portfolio or any Portfolio Security.

Symbol for Portfolio          "MXH"
 Value......................

Portfolio Value.............  The American Stock Exchange, or any successor thereto (the "AMEX"), generally will
                              calculate and disseminate the value of the Portfolio based on the most recently reported prices of the Portfolio Securities (as reported by the primary exchange or trading system on which such Portfolio Securities are listed or traded (the "Exchanges")), at approximately 15-second intervals during the AMEX's business hours and at the end of each Portfolio Business Day via the Consolidated Tape Association's Network B. The Portfolio Value, at any time, will equal the sum of the products of such prices and the applicable Multipliers for the Portfolio Securities. The Ending Portfolio Value, however, will be calculated by the Calculation Agent based on averaging the Portfolio Values reported by the AMEX at the end of certain Portfolio Business Days (as defined below). See "Description of Securities--Payment at Maturity" in this Prospectus Supplement.

Risk Factors................  The Securities are subject to certain special considerations. On the Pricing Date, the Benchmark Portfolio Value exceeded the Starting Portfolio Value by 15%. Investors should be aware that if the Ending Portfolio Value does not exceed the Starting Portfolio Value by more than 15%, beneficial owners of the Securities will receive only the principal amount thereof. A beneficial owner of the Securities may receive no Supplemental Redemption Amount at maturity, or a Supplemental Redemption Amount that is below what the Company would pay as interest as of the date hereof if the Company issued non-callable senior debt securities with a similar maturity as that of the Securities. The return of principal of the Securities at maturity and the payment of the Supplemental Redemption Amount, if any, may not reflect the full opportunity costs implied by inflation or other factors relating to the time value of money.

                              There is little precedent to indicate how the Securities will trade in the secondary market or whether such market will be liquid. It is expected that the secondary market for the Securities will be affected by the creditworthiness of the Company and by a number of other factors. The trading value of the Securities is expected to depend substantially on the extent of the appreciation, if any, of the Portfolio Value over the Benchmark Portfolio Value. See "The Portfolio--Historical Information" in this Prospectus Supplement for historical values of the Portfolio Securities. If, however, Securities are sold prior to the maturity date at a time when the Portfolio Value exceeds the Benchmark Portfolio Value, the sale price may be at a substantial discount from the amount expected to be payable to the beneficial owner if such excess of the Portfolio Value over the Benchmark Portfolio Value were to prevail until maturity of the Securities because of the possible fluctuation of the Portfolio Value between the time of such sale and the time that the Ending Portfolio Value is determined. Furthermore, the price at which a beneficial owner will be able to sell Securities prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time the Portfolio is below, equal to or not sufficiently above the Benchmark Portfolio Value. A discount could also result from rising interest rates.

                              Beneficial owners of the Securities will receive a payment at maturity which will be based on the value of the Portfolio, but will not have any right to receive any of the Portfolio Securities. The Portfolio does not reflect the payment of dividends on the stocks underlying it and, therefore, the yield based on the Portfolio to the maturity of the Securities will not produce the same yield as if such underlying stocks were purchased and held for a similar period. See "Risk Factors" in this Prospectus Supplement.

                              The value of the Portfolio and the
                              Supplemental Redemption Amount, if any, may be adversely affected by political, economic and other developments that affect the stocks underlying the Portfolio. Since the stocks underlying the Portfolio are of companies involved in various segments of the healthcare industry and the biotechnology industry, factors affecting these industries may affect the value of the Portfolio and therefore the trading value of the Securities.

                              It is suggested that prospective investors who consider purchasing the Securities should reach an investment decision only after carefully considering the suitability of the Securities in light of their particular circumstances.

                              Investors should also consider the tax
                              consequences of investing in the Securities, including the effect of certain recent tax law changes. See "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

                                 RISK FACTORS

PAYMENT AT MATURITY

  "Benchmark Portfolio Value will Exceed Value of Starting Portfolio Value on the Pricing Date." On the Pricing Date, the Benchmark Portfolio Value exceeded the Starting Portfolio Value by 15%. Investors should be aware that if, at maturity, the Ending Portfolio Value does not exceed the Starting Portfolio Value by more than 15%, beneficial owners of the Securities will receive only the principal amount thereof.

  "Yield may be Below Market Interest Rates on the Pricing Date." A beneficial owner of the Securities may receive no Supplemental Redemption Amount at maturity, or a Supplemental Redemption Amount that is below what the Company would pay as interest as of the Pricing Date if the Company issued non-callable senior debt securities with a similar maturity as that of the Securities. The return of principal of the Securities at maturity and the payment of the Supplemental Redemption Amount, if any, may not reflect the full opportunity costs implied by inflation or other factors relating to the time value of money.

  "Yield on Securities will not Reflect Dividends." The Portfolio does not reflect the payment of dividends on the stocks underlying it and therefore the yield based on the Portfolio to the maturity of the Securities will not produce the same yield as if such underlying stocks were purchased and held for a similar period.

  "State Law Limit on Interest Paid." Because the 1983 Indenture provides that the Securities will be governed by and construed in accordance with the laws of New York, certain usury laws of New York State may apply. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to Securities in which $2,500,000 or more has been invested. While the Company believes that New York law would be given effect by a state or Federal court sitting outside of New York, state laws frequently regulate the amount of interest that may be charged to and paid by a borrower (including, in some cases, corporate borrowers). It is suggested that prospective investors consult their personal advisors with respect to the applicability of such laws. The Company will covenant for the benefit of the Holders of the Securities, to the extent permitted by law, not to claim voluntarily the benefits of any laws concerning usurious rates of interest against a Holder of the Securities.

TRADING

  The Securities have been approved for listing on the AMEX under the symbol "MLH", subject to official notice of issuance. There is little precedent to indicate how the Securities will trade in the secondary market or whether such market will be liquid. It is expected that the secondary market for the Securities will be affected by the creditworthiness of the Company and by a number of other factors. The tax treatment of the Securities as described in "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement may make the Securities a less appealing investment for investors who would otherwise hold the Securities in taxable accounts.

  The trading value of the Securities is expected to depend substantially on the extent of the appreciation, if any, of the Portfolio Value over the Benchmark Portfolio Value. See "The Portfolio--Historical Information" in this Prospectus Supplement for historical values of the Portfolio. If, however, Securities are sold prior to the maturity date at a time when the Portfolio Value exceeds the Benchmark Portfolio Value, the sale price may be at a substantial discount from the amount expected to be payable to the beneficial owner if such excess of the Portfolio Value over the Benchmark Portfolio Value were to prevail until maturity of the Securities because of the possible fluctuation of the Portfolio between the time of such sale and the time that the Ending Portfolio Value is determined. Furthermore, the price at which a beneficial owner will be able to sell Securities prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the Portfolio is below, equal to, or not sufficiently above the Benchmark Portfolio Value. A discount could also result from rising interest rates.

  In addition to the value of the Portfolio, the trading value of the Securities may be affected by a number of interrelated factors, including the creditworthiness of the Company and those factors listed below. The relationship among these factors is complex, including how these factors affect the relative value of the principal amount of the Securities to be repaid at maturity and the value of the Supplemental Redemption Amount. Accordingly, investors should be aware that factors other than the level of the Portfolio are likely to affect the Securities' trading value. The expected effect on the trading value of the Securities of each of the factors listed below, assuming in each case that all other factors are held constant, is as follows:

  "Interest Rates." Because the Securities repay at a minimum the principal amount thereof at maturity, the trading value of the Securities will likely be affected by changes in interest rates. In general, if U.S. interest rates increase, the trading value of the Securities is expected to decrease. If U.S. interest rates decrease, the trading value of the Securities is expected to increase. Interest rates may also affect the U.S. economy, and, in turn, the value of the Portfolio. Rising interest rates may lower the value of the Portfolio and, thus, may decrease the trading value of the Securities. Falling interest rates may increase the value of the Portfolio and, thus, may increase the trading value of the Securities.

  "Volatility of the Portfolio." If the volatility of the Portfolio Value increases, the trading value of the Securities is expected to increase. If the volatility of the Portfolio Value decreases, the trading value of the Securities is expected to decrease.

  "Time Remaining to Maturity." The Securities may trade at a value above that which may be inferred from the level of interest rates and the Portfolio. This difference will reflect a "time premium" due to expectations concerning the value of the Portfolio during the period prior to maturity of the Securities. As the time remaining to maturity of the Securities decreases, however, this time premium is expected to decrease, thus decreasing the trading value of the Securities. In addition, the price at which a beneficial owner may be able to sell Securities prior to maturity may be at a discount, which may be substantial, from the principal amount of the Securities if the value of the Portfolio is below, equal to, or not sufficiently above the Benchmark Portfolio Value.

  "Dividend Rates in the United States." If dividend rates on the stocks comprising the Portfolio increase, the trading value of the Securities is expected to decrease. Conversely, if dividend rates on the stocks comprising the Portfolio decrease, the value of the Securities is expected to increase. However, in general, rising U.S. corporate dividend rates may increase the value of the Portfolio and, in turn, increase the trading value of the Securities. Conversely, falling U.S. corporate dividend rates may decrease the value of the Portfolio and, in turn, decrease the trading value of the Securities.

  The impact of the factors specified above, excluding the value of the Portfolio, may offset, partially or in whole, any increase in the trading value of the Securities that is attributable to an increase in the value of the Portfolio. For example, an increase in U.S. interest rates may cause the Securities to trade at a discount from their initial offering price, even if the Portfolio has appreciated significantly. In general, assuming all relevant factors are held constant, the effect on the trading value of the Securities of a given change in interest rates, Portfolio volatility and/or dividend rates of stocks comprising the Portfolio is expected to be less if it occurs later in the term of the Securities than if it occurs earlier in the term of the Securities. The effect on the trading value of the Securities of a given appreciation of the Portfolio in excess of the Benchmark Portfolio Value is expected to be greater if it occurs later in the term of the Securities than if it occurs earlier in the term of the Securities, assuming all other relevant factors are held constant.

THE PORTFOLIO

  The value of the Portfolio and the Supplemental Redemption Amount, if any, may be adversely affected by political, economic and other developments that affect the stocks underlying the Portfolio. Since the stocks underlying the Portfolio are of companies involved in various segments of the healthcare industry and the biotechnology industry, factors affecting these industries may affect the value of the Portfolio and therefore the trading value of the Securities. See "The Portfolio--Healthcare and Biotechnology Industries".

OTHER CONSIDERATIONS

  It is suggested that prospective investors who consider purchasing the Securities should reach an investment decision only after carefully considering the suitability of the Securities in light of their particular circumstances.

  Investors should also consider the tax consequences of investing in the Securities, including the effect of certain recent tax law changes. See "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

  Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or its affiliates may from time to time engage in transactions involving the stocks underlying the Portfolio for their proprietary accounts and for other accounts under their management, which may influence the value of such stocks and therefore the value of the Securities. MLPF&S and its affiliates will also be the counterparties to the hedge of the Company's obligations under the Securities. See "Use of Proceeds" herein. Accordingly, under certain circumstances, conflicts of interest may arise between MLPF&S's responsibilities as Calculation Agent with respect to the Securities and its obligations under its hedge and its status as a subsidiary of the Company. Under certain circumstances, the duties of MLPF&S as Calculation Agent in determining the existence of Market Disruption Events could conflict with the interests of MLPF&S as an affiliate of the issuer of the Securities, Merrill Lynch & Co., Inc., and with the interests of the holders of the Securities.

                              RECENT DEVELOPMENTS

  The following summary of consolidated financial information was derived from, and is qualified in its entirety by reference to, the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the year ended December 29, 1995, the Quarterly Report on Form 10-Q for the period ended June 28, 1996 (the "Quarterly Report") and the Current Report on Form 8-K dated October 15, 1996 (the "Current Report"). The Current Report (which includes unaudited preliminary results of operations for the quarter ended September 27, 1996) will be superseded in its entirety by the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1996. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The condensed consolidated financial statements contained in the Quarterly Report and Current Report are unaudited; however, in the opinion of management of the Company, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement of the results of operations have been included.

  The Company conducts its business in highly volatile markets. Consequently, the Company's results can be affected by many factors, including general market conditions, the liquidity of secondary markets, the level and volatility of interest rates and currency values, the valuation of securities positions, competitive conditions, and the size, number, and timing of transactions. In periods of unfavorable market activity, profitability can be adversely affected because certain expenses remain relatively fixed. As a result, net earnings and revenues can vary significantly from period to period.

                                                         NINE MONTHS ENDED
                                                   -----------------------------
                                                    SEPTEMBER 29,  SEPTEMBER 27,
INCOME STATEMENT INFORMATION                            1995           1996
----------------------------                       --------------- -------------
(IN MILLIONS, EXCEPT RATIOS)
Revenues..........................................    $ 16,220       $ 18,410
Net revenues(1)...................................    $  7,652       $  9,735
Earnings before income taxes......................    $  1,329       $  1,891
Net earnings......................................    $    810       $  1,174
Ratio of earnings to fixed charges(2).............         1.2            --
                                                   AT DECEMBER 29,  AT JUNE 28,
BALANCE SHEET INFORMATION(3)                            1995           1996
----------------------------                       --------------- -------------
(IN MILLIONS)
Total assets......................................    $176,857       $205,175
Long-term borrowings..............................    $ 17,340       $ 22,640
Stockholders' equity..............................    $  6,141       $  6,514

--------
(1) Net Revenues are revenues net of interest expense.
(2) The ratio of earnings to fixed charges for the nine months ended September 27, 1996 is not available as of the date of this Prospectus Supplement. For the six months ended June 28, 1996, the ratio of earnings to fixed charges was 1.2. For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.
(3) Balance Sheet Information for the quarter ended September 27, 1996 is not available as of the date of this Prospectus Supplement. To finance its diverse activities, the Company and certain of its subsidiaries borrow substantial amounts of short-term funds on a regular basis. Although the amount of short-term borrowings significantly varies with the level of general business activity, on June 28, 1996, $2,696 million of bank loans and $18,393 million of commercial paper were outstanding. In addition, certain of the Company's subsidiaries lend securities and enter into repurchase agreements to obtain financing. At June 28, 1996, cash deposits for securities loaned and securities sold under agreements to repurchase amounted to $3,591 million and $62,865 million, respectively. From June 29, 1996 to October 21, 1996, long-term borrowings, net of repayments and repurchases, increased by approximately $1,746 million.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 27, 1996

  Global financial markets were affected by a slowdown during the 1996 third quarter after a strong first half. A brief midsummer U.S. stock market correction combined with increased uncertainty over the direction of U.S. interest rates led to lower trading and underwriting volumes, particularly in equities, compared to the first six months of 1996. As a result, industrywide revenues from such activities declined from first-half highs. Nevertheless, issuer and investor demand was stronger than in the year-ago period.

  Net earnings for the first nine months of 1996 were a record $1,174 million, up 45% from the $810 million reported in the comparable 1995 period. Third quarter net earnings of $331 million were down 24% from record second quarter 1996 net earnings of $433 million. Earnings per common share were $5.91 primary and $5.89 fully diluted, compared with $3.95 primary and $3.90 fully diluted in the first nine months of 1995. Total revenues for the first nine months of 1996 were a record $18,410 million, up 14% from $16,220 in the comparable 1995 period. Net revenues (revenues after interest expense) totaled $9,735 million up 27% from the year-ago period.

  Commission revenues rose 24% during the first nine months of 1996 to $2,819 million from $2,279 million in the comparable 1995 period. Commissions revenues from listed securities increased due to higher trading volumes on most major U.S. and international exchanges. Mutual fund commissions advanced to a record level due to strong sales of U.S. and offshore funds and increased distribution fees.

  Interest and dividend revenues for the first nine months of 1996 increased to $9,407 million, up 1% from $9,329 million in the first nine months of 1995. Interest expense, which includes dividend expense, was $8,675 million up 1% from $8,568 million in the year-ago period. Net interest and dividend profit was $732 million, down 4% from $761 million in 1995 as a result of reduced levels of net interest-earning assets.

  Principal transactions revenues increased 39% from the first nine months of 1995 to $2,709 million, as increased client activity led to higher revenues in most product categories. Equities and equity derivatives trading revenues, in the aggregate, were up 35% to $874 million. International equities trading revenues benefited from the addition of trading activity related to Smith New Court PLC ("Smith New Court"), which was acquired in the 1995 third quarter. Over-the-counter equity trading revenues rose due to increased client order flow. Taxable fixed-income trading revenues rose 76% to $771 million primarily due to higher revenues from mortgage-backed products, non-U.S. governments and agencies securities, and money market instruments. Mortgage-backed securities trading revenues advanced due primarily to improved liquidity and increased customer demand compared with the year-ago period. Trading revenues for non-U.S. governments and agencies securities benefited from higher demand for emerging market securities. Trading revenues from money market instruments rose due to increased floating-rate note activity in European markets. Interest rate and currency swap trading revenues increased 19% to $698 million due to higher revenues from both U.S. and non-U.S. dollar-denominated transactions. Municipal securities revenues increased 22% to $257 million, largely due to increased investor demand for tax-advantaged products. Foreign exchange and commodities trading revenues, in the aggregate, rose 67% from the first nine months of 1995 to $109 million. Strong customer activity attributable to increased volatility in exchange rates contributed to higher foreign exchange trading revenues.

  Investment banking revenues were $1,428 million, up 52% from $938 million in the first nine months of 1995. Underwriting fees were higher in virtually all products, particularly equity securities, due to increased transaction volume. Strategic services revenues benefited from improved market share for mergers and acquisitions activity.

  Asset management and portfolio service fees were $1,661 million for the first nine months of 1996, up 19% from $1,397 million in the year-ago period, as a result of strong inflows of client assets and net asset appreciation. Other revenues were $386 million, up 19% from $325 million in the first nine months of 1995 primarily due to gains on sales from Real Estate Mortgage Investment Conduit ("REMIC") transactions and partnership investments.

  Non-interest expenses were $7,844 million, up 24% from $6,323 million in the year-ago period. Compensation and benefits expense, which represented approximately 64% of non-interest expenses, increased 27% during the first nine months of 1996 due primarily to higher incentive and production-related compensation as well as a 7% increase in the number of full-time employees, due in part to acquisitions. Compensation and benefits expense was 51.8% of net revenues for the first nine months of 1996, compared with 51.9% in the 1995 period.

  Non-interest expenses excluding compensation and benefits, rose 19% to $2,800 million. A significant component of this increase relates to strategic investments in technology such as the Trusted Global Advisor ("TGA") initiative, a new technology platform that will enable Financial Consultants to provide enhanced services to clients. These technology-related expenses primarily affected communications and equipment rental, depreciation and amortization, and professional fees which, in the aggregate, increased 21% from the comparable 1995 period to $1,131 million.

  Occupancy costs increased 4% from the first nine months of 1995 due to international growth, including the addition of Smith New Court facilities. Advertising and market development expenses increased 28% from the first nine months of 1995 due to increased international travel and higher promotion-related recognition costs. Brokerage, clearing, and exchange fees increased 17% as a result of higher trading volume, particularly in international markets. Other expenses increased 22% from the first nine months of 1995, primarily due to provisions related to various business activities and nine months of goodwill amortization primarily related to Smith New Court.

  Income tax expense totaled $717 million for the first nine months of 1996. The effective tax rate in the 1996 period was 37.9%, compared with 39.0% a year ago. The decrease in the effective tax rate was primarily attributable to expanded international business activities.

CERTAIN BALANCE SHEET INFORMATION AS OF JUNE 28, 1996

  The Company believes that its equity base is adequate relative to the level and composition of its assets and the mix of its business.

  In the normal course of business, the Company underwrites, trades, and holds non-investment grade securities in connection with its investment banking, market making, and derivative structuring activities. These activities are subject to risks related to the creditworthiness of the issuers and the liquidity of the market for such securities, in addition to the usual risks associated with investing in, financing, underwriting, and trading in investment grade instruments.

  Information concerning the Company's positions in highly leveraged and non-investment grade securities and investments in highly leveraged transactions at September 27, 1996 is not available as of the date of this Prospectus Supplement. At June 28, 1996, the fair value of long and short non-investment grade trading inventories amounted to $8,452 million and $1,282 million, respectively, and in the aggregate (i.e. the sum of long and short trading inventories) represented 9.0% of aggregate consolidated trading inventories.

  At June 28, 1996, the carrying value of extensions of credit provided to corporations entering into leveraged transactions aggregated $293 million (excluding unutilized revolving lines of credit and other lending commitments of $117 million), consisting primarily of senior term and subordinated financings to 37 medium-sized corporations. At June 28, 1996, the Company had no bridge loans outstanding. A $90 million bridge loan outstanding on March 29, 1996 was repaid during the 1996 second quarter, and a $100 million bridge loan commitment made after March 29, 1996 was canceled before June 28, 1996. Subsequent to June 28, 1996, the Company entered into a bridge loan commitment for $135 million to a non-investment grade counterparty. The Company intends to syndicate the loan, if extended, and may retain a residual portion. Direct equity investments made in conjunction with the Company's investment and merchant banking activities aggregated $161 million at June 28, 1996, representing investments in 62 enterprises. At June 28, 1996, the Company held interests in partnerships, totaling $79 million (recorded on the cost basis), that invest in highly leveraged transactions and non-investment grade securities. At June 28, 1996, the Company also committed to invest an additional $80 million in partnerships that invest in leveraged transactions.

  The Company's insurance subsidiaries hold non-investment grade securities. Non-investment grade securities were 5.0% of total insurance investments at June 28, 1996. Non-investment grade securities of insurance subsidiaries are classified as available-for-sale and are carried at fair value.

  At June 28, 1996, the largest non-investment grade concentration consisted of various sovereign and corporate issues of a South American sovereign totaling $861 million, which primarily represented hedges of other financial instruments. No one industry sector accounted for more than 27% of total non-investment trade positions. At June 28, 1996, the Company held an aggregate carrying value of $140 million in debt and equity securities of issuers in various stages of bankruptcy proceedings or in default, of which 70% resulted from the Company's market making activities in such securities.

                           DESCRIPTION OF SECURITIES

GENERAL

  The Securities are to be issued as a series of Senior Debt Securities under the Senior Indenture, referred to as the "1983 Indenture", which is more fully described in the accompanying Prospectus. The Securities will mature on October 31, 2001.

  While at maturity a beneficial owner of a Security will receive the principal amount of such Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. (See "Payment at Maturity" below.)

  The Securities are not subject to redemption by the Company or at the option of any beneficial owner prior to maturity. Upon the occurrence of an Event of Default with respect to the Securities, beneficial owners of the Securities may accelerate the maturity of the Securities, as described under "Description of Securities--Events of Default and Acceleration" in this Prospectus Supplement and "Description of Debt Securities--General--Events of Default" in the accompanying Prospectus.

  The Securities are to be issued in denominations of whole Units.

PAYMENT AT MATURITY

  At maturity, a beneficial owner of a Security will be entitled to receive the principal amount thereof plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Portfolio Value does not exceed the Benchmark Portfolio Value a beneficial owner of a Security will be entitled to receive only the principal amount thereof.

  At maturity, a beneficial owner of a Security will be entitled to receive, with respect to each such Security, (i) the principal amount thereof ($10 for each Unit), and (ii) the Supplemental Redemption Amount equal in amount to:

Principal Amount X Ending Portfolio Value--Benchmark Portfolio Value
                   -------------------------------------------------
                               Benchmark Portfolio Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero. The Benchmark Portfolio Value equals 115. The Benchmark Portfolio Value was determined on the Pricing Date by multiplying the Starting Portfolio Value by a factor equal to 115%. Based on the individual prices of the Portfolio Securities on the Pricing Date, the Multiplier for each Portfolio Security was initially set by the AMEX so that, on the Pricing Date, the Portfolio Securities were equally dollar-weighted in the Portfolio and the Portfolio Value equaled 100. The Ending Portfolio Value will be determined by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Calculation Agent") and will equal the average (arithmetic mean) of the closing values of the Portfolio determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Portfolio Value will equal the average (arithmetic mean) of the closing values of the Portfolio on such Calculation Days, and if there is only one Calculation Day, then the Ending Portfolio Value will equal the closing value of the Portfolio on such Calculation Day. If no Calculation Days occur during the Calculation Period because of Market Disruption Events, then the Ending Portfolio Value will equal the closing value of the Portfolio determined on the last scheduled Portfolio Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on such day. The "Calculation Period" means the period from and including the seventh scheduled Portfolio Business Day prior to the maturity date to and including the second scheduled Portfolio Business Day prior to the maturity date. "Calculation Day" means any Portfolio Business Day during the Calculation Period on which a Market Disruption Event has not occurred. For purposes of determining the Ending Portfolio Value, a "Portfolio Business Day" is a day on which the AMEX is open for trading and trading generally occurs in the over-the-counter market for equity securities and the Portfolio or any Successor Portfolio is calculated and published. All determinations made by the

Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination by the Calculation Agent of a manifest error, shall be conclusive for all purposes and binding on the Company and beneficial owners of the Securities.

  The following table illustrates, for a range of hypothetical Ending Portfolio Values, (i) the total amount payable at maturity for each $10 principal amount of Securities, based on the Benchmark Portfolio Value, which equals 115% of the Starting Portfolio Value; (ii) the pretax annualized rate of return to beneficial owners of Securities, and (iii) the pretax annualized rate of return of an investment in the stocks underlying the Portfolio (which includes an assumed aggregate dividend yield of 0.23% per annum, as more fully described below).

                                                TOTAL          PRETAX        PRETAX ANNUALIZED
                           PERCENTAGE CHANGE   AMOUNT    ANNUALIZED RATE OF  RATE OF RETURN OF
     HYPOTHETICAL ENDING   OVER THE STARTING PAYABLE AT    RETURN ON THE     STOCK UNDERLYING
       PORTFOLIO VALUE      PORTFOLIO VALUE  MATURITY(1)   SECURITIES(2)    THE PORTFOLIO(2)(3)
     -------------------   ----------------- ----------- ------------------ -------------------
          50                     -50%          $ 10.00          0.00%             -13.09%
          60                     -40%          $ 10.00          0.00%              -9.66%
          70                     -30%          $ 10.00          0.00%              -6.71%
          80                     -20%          $ 10.00          0.00%              -4.11%
          90                     -10%          $ 10.00          0.00%              -1.79%
         100(4)                    0%          $ 10.00          0.00%               0.23%
         110                      10%          $ 10.00          0.00%               2.23%
         120                      20%          $ 10.43          0.85%               4.00%
         130                      30%          $ 11.30          2.47%               5.64%
         140                      40%          $ 12.17          3.97%               7.17%
         150                      50%          $ 13.04          5.39%               8.60%
         160                      60%          $ 13.91          6.72%               9.96%
         170                      70%          $ 14.78          7.97%              11.23%
         180                      80%          $ 15.65          9.16%              12.45%
         190                      90%          $ 16.52         10.30%              13.60%
         200                     100%          $ 17.39         11.38%              14.70%
         210                     110%          $ 18.26         12.41%              15.75%
         220                     120%          $ 19.13         13.40%              16.76%
         230                     130%          $ 20.00         14.35%              17.77%
         240                     140%          $ 20.87         15.27%              18.66%
         250                     150%          $ 21.74         16.15%              19.56%

--------
(1) The total amount payable at maturity is based on the Benchmark Portfolio Value, which equals 115% of the Starting Portfolio Value.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3) This rate of return assumes (i) an investment of a fixed amount in the stocks underlying the Portfolio with the allocation of such amount reflecting the relative weights of such stocks in the Portfolio; (ii) a percentage change in the aggregate price of such stocks that equals the percentage change in the Portfolio from the Starting Portfolio Value to the relevant hypothetical Ending Portfolio Value; (iii) a constant dividend yield of 0.23% per annum, paid quarterly from the date of initial delivery of Securities, applied to the value of the Portfolio at the end of each such quarter assuming such value increases or decreases linearly from the Starting Portfolio Value to the applicable hypothetical Ending Portfolio Value; (iv) no transaction fees or expenses; (v) a five year maturity of the Securities from the date of issuance; and (vi) a final Portfolio value equal to the Ending Portfolio Value. The aggregate dividend yield of the stocks underlying the Portfolio as of October 24, 1996 was approximately 0.23% per annum.
(4) The Starting Portfolio Value was set at 100 based on the closing prices on the Pricing Date.

  The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the pretax annualized rate of return resulting therefrom will depend entirely on the actual Ending Portfolio Value determined by the Calculation Agent as provided herein. Historical data regarding the Portfolio is included in this Prospectus Supplement under "The Portfolio--Historical Information".

ADJUSTMENTS TO THE PORTFOLIO; MARKET DISRUPTION EVENTS

  If at any time the method of calculating the Portfolio Value is changed in any material respect, or if the Portfolio is in any other way modified so that such Portfolio Value does not, in the opinion of the Calculation Agent, fairly represent the Portfolio Value had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Portfolio Value is to be calculated, make such adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Portfolio Value as if such changes or modifications had not been made, and calculate such closing value with reference to the Portfolio Value, as adjusted. Accordingly, if the method of calculating the Portfolio Value is modified so that the Portfolio Value is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Portfolio Value), then the Calculation Agent shall adjust such Portfolio Value in order to arrive at a Portfolio Value as if it had not been modified (e.g., as if such split had not occurred).

  "Market Disruption Event" means either of the following events, as determined by the Calculation Agent:

    (i) the suspension or material limitation (limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall be considered "material" for purposes of this definition) in the trading of three or more of the Portfolio Securities on any exchange in the United States or in the over-the-counter market for more than two hours of trading or during the period one-half hour prior to the close of such trading, or

    (ii) the suspension or material limitation (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) in the trading of option contracts related to three or more of the Portfolio Securities traded on any exchange for more than two hours of trading or during the period one-half hour prior to the close of such trading.

  For the purposes of this definition, a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

DISCONTINUANCE OF THE PORTFOLIO

  If the AMEX discontinues publication of the Portfolio Value and the AMEX or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Portfolio Value (any such index being referred to hereinafter as a "Successor Portfolio Value"), then, upon the Calculation Agent's notification of such determination to the Trustee and the Company, the Calculation Agent will substitute the Successor Portfolio Value as calculated by the AMEX or such other entity for the Portfolio Value and calculate the Ending Portfolio Value as described above under "Payment at Maturity". Upon any selection by the Calculation Agent of a Successor Portfolio Value, the Company shall cause notice thereof to be given to Holders of the Securities.

  If the AMEX discontinues publication of the Portfolio Value and a Successor Portfolio Value is not selected by the Calculation Agent or is no longer published on any of the Calculation Days, the value to be substituted for the Portfolio Value for any such Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the Calculation Agent for each Calculation Day in accordance with the procedures last used to calculate the Portfolio Value prior to any such discontinuance. If a Successor Portfolio Value is selected or the Calculation Agent calculates a value as a substitute for the Portfolio Value as described below, such Successor Portfolio Value or value shall be substituted for the Portfolio Value for all purposes, including for purposes of determining whether a Market Disruption Event exists.

  If the AMEX discontinues publication of the Portfolio Value prior to the period during which the Supplemental Redemption Amount is to be determined and the Calculation Agent determines that no Successor Portfolio Value is available at such time, then on each Business Day until the earlier to occur of (i) the determination of the Ending Portfolio Value and (ii) a determination by the Calculation Agent that a Successor Portfolio Value is available, the Calculation Agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The Calculation Agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Portfolio Value may adversely affect trading in the Securities.

EVENTS OF DEFAULT AND ACCELERATION

  In case an Event of Default with respect to any Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a Security upon any acceleration permitted by the Securities, with respect to each $10 principal amount thereof, will be equal to: (i) the initial issue price ($10), plus (ii) an additional amount of contingent interest calculated as though the date of early repayment were the maturity date of the Securities. See "Description of Securities--Payment at Maturity" in this Prospectus Supplement. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Securities.

  In case of default in payment at the maturity date of the Securities (whether at their stated maturity or upon acceleration), from and after the maturity date the Securities shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 7.7% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Securities to the date payment of such amount has been made or duly provided for.

DEPOSITORY

  Upon issuance, all Securities will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), as Depository, registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Securities in definitive form, no Global Security may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

  DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Securities must be made by or through Participants, which will receive a credit on the records of DTC. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Securities.

  "So long as DTC, or its nominee, is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the 1983 Indenture. Except as provided below, Beneficial Owners in a Global Security will not be entitled to have the Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of the Securities in definitive form and will not be considered the owners or Holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the 1983 Indenture." Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the 1983 Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a Holder is entitled to give or take under the 1983 Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Payment of the principal of, and any Supplemental Redemption Amount with respect to, Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the Holder of the Global Securities representing such Securities. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or any Supplemental Redemption Amount in respect of a Global Security, will credit the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Security as shown on the records of DTC. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

  If (x) any Depository is at any time unwilling or unable to continue as Depository and a successor depository is not appointed by the Company within 60 days, (y) the Company executes and delivers to the Trustee a Company Order to the effect that the Global Securities shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the Securities, the Global Securities will be exchangeable for Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples thereof. Such definitive Securities shall be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depository from Participants with respect to ownership of beneficial interests in such Global Securities.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Securities will be made by the Underwriter in immediately available funds. All payments of principal and the Supplemental Redemption Amount, if any, will be made by the Company in immediately available funds so long as the Securities are maintained in book-entry form.

                                 THE PORTFOLIO

GENERAL

  While the Portfolio consists of stocks of certain companies involved in various segments of the healthcare industry and the biotechnology industry, the Portfolio is not intended to provide an indication of the pattern of price movements of common stocks of healthcare and biotechnology corporations generally. All of the Portfolio Securities are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission is available at the offices of the Commission and at the Web site specified under "Available Information" in the attached Prospectus. Neither the Company nor MLPF&S makes any representation or warranty as to the accuracy or completeness of such reports. THE INCLUSION OF A PORTFOLIO SECURITY IN THE PORTFOLIO IS NOT A RECOMMENDATION TO BUY OR SELL SUCH PORTFOLIO SECURITY AND NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKE ANY REPRESENTATION TO ANY PURCHASER OF SECURITIES AS TO THE PERFORMANCE OF THE PORTFOLIO.

  The Company or its affiliates may presently or from time to time engage in business with one or more of the issuers of the Portfolio Securities, including extending loans to, or making equity investments in, such issuers or providing advisory services to such issuers, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to such issuers and, in addition, one or more affiliates of the Company may publish research reports with respect to such issuers. The Company does not make any representation to any purchaser of Securities with respect to any matters whatsoever relating to such issuers. Any prospective purchaser of a Security should undertake an independent investigation of the issuers of the Portfolio Securities as in its judgment is appropriate to make an informed decision with respect to an investment in the Securities.

 "Healthcare and Biotechnology Industries"

  The healthcare industry is subject to various federal, state and local laws and regulations which are frequently subject to change in many ways that can affect the price of the stocks of companies involved in such industry.

  A number of legislative bills and proposals to regulate, control or alter substantially the methods of financing and delivering healthcare, including proposals covering cost controls, imposition of charitable care requirements, national health insurance, incentives for competition in the provision of healthcare insurance premiums, catastrophic illness coverage under Medicare, a voucher system for Medicare, and the promotion of prepaid healthcare plans, are currently under discussion, and certain of such bills have been introduced in Congress. There are wide variations among these bills and proposals, and the effect of these bills and proposals on the healthcare industry cannot be determined at this time. Because of the many possible financial effects that could result from an enactment of any of these bills and proposals, it is not possible at this time to predict with assurance the effect on the prices of Portfolio Securities and therefore the Securities if any of these bills or proposals were enacted.

  The biotechnology industry segment is subject to many of the same factors that affect the healthcare industry. In addition, the products produced by biotechnology companies often entail costly research and development and can be subject to extensive regulatory review prior to approval for sale.

COMPUTATION OF THE PORTFOLIO VALUE

  The AMEX will generally calculate and disseminate the value of the Portfolio based on the most recently reported prices of the Portfolio Securities (as reported by the Exchanges), at approximately 15-second intervals during the AMEX's business hours and at the end of each Portfolio Business Day via the Consolidated Tape Association's Network B. The Portfolio Value, at any time, will equal the sum of the products of such prices and the applicable Multipliers for the Portfolio Securities. The Ending Portfolio Value, however, is calculated by the Calculation Agent based on averaging the Portfolio Values reported by the AMEX at the end of certain Portfolio Business Days. See "Description of Securities--Payment at Maturity". The securities listed below are the Portfolio Securities and will be used to calculate the value of the Portfolio. Holders of the MITTS will not have any right to receive the Portfolio Securities. The following table sets forth the issuers of the Portfolio Securities, the exchanges, the percentage of each Portfolio Security in the Starting Portfolio Value and the initial Multipliers:

                                                                      APPROXIMATE
                                                                         MARKET
                                                                     CAPITALIZATION  % OF STARTING
     ISSUER OF THE                             INDUSTRY                  AS OF         PORTFOLIO    INITIAL
   PORTFOLIO SECURITY     EXCHANGES             SEGMENT             OCTOBER 23, 1996     VALUE     MULTIPLIER
   ------------------     --------- ------------------------------- ---------------- ------------- ----------
                                                                     (IN MILLIONS)
Amgen Inc...............   Nasdaq   Biotechnology                      16,312.14           4%      0.0640000
Apria Healthcare Group
 Inc. ..................   NYSE     Health--Specialty                     874.73           4%      0.2269504
Baxter International
 Inc....................   NYSE     Hospital Supplies                  11,718.40           4%      0.0981595
Beverly Enterprises.....   NYSE     Health--Long Term Care              1,166.27           4%      0.3368421
Biogen, Inc. ...........   Nasdaq   Biotechnology                       2,870.02           4%      0.0487805
Chiron Corporation......   Nasdaq   Biotechnology                       3,270.62           4%      0.2077922
Columbia/HCA Healthcare
 Corporation............   NYSE     Hospital Management                24,148.37           4%      0.1126761
Emcare Holdings Inc. ...   Nasdaq   Health--Specialty                     215.90           4%      0.1502347
Genzyme Corporation.....   Nasdaq   Biotechnology                       1,629.46           4%      0.1649485
Genesis Health Ventures,
 Inc....................   NYSE     Health--Long Term Care                730.63           4%      0.1675393
Health Management
 Associates, Inc........   NYSE     Hospital Management                 2,495.82           4%      0.1729730
Healthsource, Inc. .....   NYSE     Health Maintenance Organization       741.34           4%      0.3440860
Healthsouth
 Corporation............   NYSE     Health--Specialty                   5,909.69           4%      0.1038961
Humana Inc..............   NYSE     Health Maintenance Organization     3,086.40           4%      0.2105263
Johnson & Johnson.......   NYSE     Hospital Supplies                  66,327.34           4%      0.0822622
Medpartners/Mullikin,
 Inc....................   NYSE     Health Maintenance Organization     1,205.26           4%      0.1720430
Neuromedical Systems,
 Inc....................   Nasdaq   Health--Specialty                     516.75           4%      0.2162162
Olsten Corporation......   NYSE     Health--Specialty                   1,283.15           4%      0.1739130
Oxford Health Plans,
 Inc....................   Nasdaq   Health Maintenance Organization     3,441.59           4%      0.0871935
Phycor, Inc. ...........   Nasdaq   Health Maintenance Organization     1,759.06           4%      0.1216730
Quorum Health Group,
 Inc. ..................   Nasdaq   Hospital Management                 1,291.42           4%      0.1428571
Renal Treatment Centers,
 Inc. ..................   NYSE     Health--Specialty                     683.50           4%      0.1361702
Tenet Healthcare
 Corporation............   NYSE     Hospital Management                 4,476.70           4%      0.1893491
Total Renal Care
 Holdings, Inc. ........   NYSE     Health--Specialty                   1,119.74           4%      0.0932945
United Healthcare
 Corporation............   NYSE     Health Maintenance Organization     6,657.24           4%      0.1126761

  The initial Multiplier relating to each Portfolio Security indicates the number of shares of such Portfolio Security, given the market price of such Portfolio Security, required to be included in the calculation of the Starting Portfolio Value so that each Portfolio Security represents an equal percentage of the Starting Portfolio Value. The price of each Portfolio Security used to calculate the initial Multiplier relating to each such Portfolio Security was the closing price of such Portfolio Security on the Pricing Date. The respective Multipliers will remain constant for the term of the Securities unless adjusted for certain corporate events, as described below.

ADJUSTMENTS TO THE MULTIPLIER AND PORTFOLIO

  The Multiplier with respect to any Portfolio Security and the Portfolio will be adjusted as follows:

    1. If a Portfolio Security is subject to a stock split or reverse stock split, then once such split has become effective, the Multiplier relating to such Portfolio Security will be adjusted to equal the product of the number of shares issued with respect to one such share of such Portfolio Security and the prior multiplier.

    2. If a Portfolio Security is subject to a stock dividend (issuance of additional shares of the Portfolio Security) that is given equally to all holders of shares of the issuer of such Portfolio Security, then once the dividend has become effective and such Portfolio Security is trading ex-dividend, the Multiplier will be adjusted so that the new Multiplier shall equal the former Multiplier plus the product of the number of shares of such Portfolio Security issued with respect to one such share of such Portfolio Security and the prior multiplier.

    3. There will be no adjustments to the Multipliers to reflect cash dividends or distributions paid with respect of a Portfolio Security other than for Extraordinary Dividends as described below. A cash dividend with respect to a Portfolio Security will be deemed to be an "Extraordinary Dividend" if such dividend exceeds the immediately preceding non-Extraordinary Dividend for such Portfolio Security by an amount equal to at least 10% of the market price on the Portfolio Business Day preceding the record day for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to a Portfolio Security, the Multiplier with respect to such Portfolio Security will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Multiplier will equal the product of (i) the then current Multiplier, and (ii) a fraction, the numerator of which is the sum of the Extraordinary Dividend Amount and the market price on the Trading Day preceding the ex-dividend date, and the denominator of which is the market price on the Trading Day preceding the ex-dividend date. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for a Portfolio Security will equal such Extraordinary Dividend minus the amount of the immediately preceding non-Extraordinary Dividend for such Portfolio Security.

    4. If the issuer of a Portfolio Security is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, such Portfolio Security will continue to be included in the Portfolio so long as a market price for such Portfolio Security is available. If a market price is no longer available for a Portfolio Security for whatever reason, including the liquidation of the issuer of such Portfolio Security or the subjection of the issuer of such Portfolio Security to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of such Portfolio Security will equal zero in connection with calculating the Portfolio Value and the Ending Portfolio Value for so long as no market price is available, and no attempt will be made to find a replacement stock or increase the value of the Portfolio to compensate for the deletion of such Portfolio Security.

    5. If the issuer of a Portfolio Security has been subject to a merger or consolidation and is not the surviving entity or is nationalized, then a value for such Portfolio Security will be determined at the time such issuer is merged or consolidated or nationalized and will equal the last available market price for such Portfolio Security and that value will be constant for the remaining term of the Securities. At such time, no adjustment will be made to the Multiplier of such Portfolio Security. The Company may at its sole discretion increase such last available market price to reflect payments or dividends of cash, securities or other consideration to holders of such Portfolio Security in connection with such a merger or consolidation which may not be reflected in such last available market price.

    6. If the issuer of a Portfolio Security issues to all of its shareholders equity securities that are publicly traded of an issuer other than the issuer of the Portfolio Security, then such new equity securities will be added to the Portfolio as a new Portfolio Security. The Multiplier for such new Portfolio Security will equal the product of the original Multiplier with respect to the Portfolio Security for which the new Portfolio Security is being issued (the "Original Portfolio Security") and the number of shares of the new Portfolio Security issued with respect to one share of the Original Portfolio Security.

  No adjustments of any Multiplier of a Portfolio Security will be required unless such adjustment would require a change of at least 1% in the Multiplier then in effect. The Multiplier resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

  The AMEX expects that no adjustments to the Multiplier of any Portfolio Security or to the Portfolio will be made other than those specified above, however, the AMEX may at its discretion make adjustments to maintain the economic intent of the Portfolio.

HISTORICAL INFORMATION

  The following table sets forth the high and low market price during 1991, 1992, 1993, 1994, 1995 and 1996 through October 24, 1996, and the market price on October 24, 1996. All market prices are rounded to the nearest one-sixty-fourth dollar. The historical prices of the Portfolio Securities should not be taken as an indication of future performance, and no assurance can be given that the prices of the Portfolio Securities will increase sufficiently to cause the beneficial owners of the Securities to receive a Supplemental Redemption Amount in excess of zero.

  PORTFOLIO SECURITIES                                       HIGH   LOW    LAST
  --------------------                                      ------ ------ ------
Amgen Inc.
 1991...................................................... 38.000  9.422
 1992...................................................... 39.125 24.625
 1993...................................................... 35.875 15.500
 1994...................................................... 30.125 17.375
 1995...................................................... 59.750 28.063
 1996...................................................... 65.500 51.500 62.625
Apria Healthcare Group Inc.
 1991......................................................   *      *
 1992...................................................... 17.141  6.781
 1993...................................................... 19.828 12.141
 1994...................................................... 20.531 10.531
 1995...................................................... 34.500 16.844
 1996...................................................... 35.250 17.125 17.625
Baxter International Inc.
 1991...................................................... 40.875 25.625
 1992...................................................... 40.500 30.500
 1993...................................................... 32.750 24.375
 1994...................................................... 28.875 21.625
 1995...................................................... 44.750 26.750
 1996...................................................... 46.250 37.203 40.750
Beverly Enterprises
 1991...................................................... 12.375  6.875
 1992...................................................... 13.125  7.125
 1993...................................................... 14.750  9.250
 1994...................................................... 16.125 11.750
 1995...................................................... 16.125  9.000
 1996...................................................... 12.625  9.500 11.875
Biogen, Inc.
 1991...................................................... 49.000 24.250
 1992...................................................... 49.750 18.250
 1993...................................................... 47.750 24.250
 1994...................................................... 55.750 27.250
 1995...................................................... 66.500 32.000
 1996...................................................... 83.500 51.625 82.000

  PORTFOLIO SECURITIES                                       HIGH   LOW    LAST
  --------------------                                      ------ ------ ------
Chiron Corporation
 1991...................................................... 19.375  9.500
 1992...................................................... 18.313  8.813
 1993...................................................... 21.375 10.281
 1994...................................................... 23.781 12.969
 1995...................................................... 28.000 12.125
 1996...................................................... 29.547 17.500 19.250
Columbia/HCA Healthcare Corporation
 1991...................................................... 12.000  6.672
 1992...................................................... 14.328  9.828
 1993...................................................... 22.422 11.328
 1994...................................................... 29.750 22.250
 1995...................................................... 35.922 23.750
 1996...................................................... 39.000 32.172 35.500
Emcare Holdings Inc.
 1991......................................................   *      *
 1992......................................................   *      *
 1993......................................................   *      *
 1994...................................................... 14.750 11.000
 1995...................................................... 27.375 13.125
 1996...................................................... 36.625 21.250 26.625
Genzyme Corporation
 1991...................................................... 24.766 11.446
 1992...................................................... 32.563 15.914
 1993...................................................... 24.649 12.338
 1994...................................................... 18.852 11.750
 1995...................................................... 35.024 13.625
 1996...................................................... 38.000 22.000 24.250
Genesis Health Ventures, Inc.
 1991......................................................  8.500  4.500
 1992...................................................... 11.328  4.172
 1993...................................................... 16.078  7.672
 1994...................................................... 21.328 14.500
 1995...................................................... 25.000 16.922
 1996...................................................... 32.875 22.500 23.875
Health Management Associates, Inc.
 1991......................................................  5.266  2.141
 1992......................................................  5.656  3.703
 1993......................................................  8.672  3.109
 1994...................................................... 11.859  8.000
 1995...................................................... 18.000 10.438
 1996...................................................... 25.000 17.250 23.125
Healthsource, Inc.
 1991......................................................  5.453  2.750
 1992......................................................  9.563  4.000
 1993...................................................... 38.750 13.375
 1994...................................................... 21.125 12.750
 1995...................................................... 36.000 15.125
 1996...................................................... 40.125 11.000 11.625

  PORTFOLIO SECURITIES                                       HIGH   LOW    LAST
  --------------------                                      ------ ------ ------
Healthsouth Corporation
 1991...................................................... 17.578  7.328
 1992...................................................... 18.625  7.625
 1993...................................................... 13.188  6.063
 1994...................................................... 19.688 11.688
 1995...................................................... 32.375 16.375
 1996...................................................... 39.625 27.375 38.500
Humana Inc.
 1991...................................................... 12.500  8.109
 1992...................................................... 10.516  6.063
 1993...................................................... 19.125  6.125
 1994...................................................... 25.375 15.750
 1995...................................................... 28.000 17.000
 1996...................................................... 28.750 15.625 19.000
Johnson & Johnson
 1991...................................................... 29.063 16.344
 1992...................................................... 29.344 21.500
 1993...................................................... 25.188 17.813
 1994...................................................... 28.250 18.000
 1995...................................................... 46.188 26.813
 1996...................................................... 53.125 41.875 48.625
Medpartners/Mullikin, Inc.
 1991......................................................   *      *
 1992......................................................   *      *
 1993......................................................   *      *
 1994......................................................   *      *
 1995...................................................... 34.500 14.750
 1996...................................................... 36.000 16.625 23.250
Neuromedical Systems, Inc.
 1991......................................................   *      *
 1992......................................................   *      *
 1993......................................................   *      *
 1994......................................................   *      *
 1995...................................................... 21.500 18.375
 1996...................................................... 26.500 11.375 18.500
Olsten Corporation
 1991...................................................... 11.109  4.781
 1992...................................................... 17.891 10.438
 1993...................................................... 21.328 14.672
 1994...................................................... 25.922 18.750
 1995...................................................... 28.172 18.828
 1996...................................................... 33.000 22.250 23.000
Oxford Health Plans, Inc.
 1991.....................................................  3.063  1.719
 1992.....................................................  7.094  3.375
 1993..................................................... 14.000  3.906
 1994..................................................... 20.875  9.875
 1995..................................................... 41.875 19.250
 1996..................................................... 52.250 31.063 45.875

  PORTFOLIO SECURITIES                                       HIGH   LOW    LAST
  --------------------                                      ------ ------ ------
Phycor, Inc.
 1991......................................................   *      *
 1992......................................................  5.109  2.438
 1993......................................................  9.188  4.000
 1994...................................................... 12.438  7.484
 1995...................................................... 34.000 10.891
 1996...................................................... 40.750 26.172 32.875
Quorum Health Group, Inc.
 1991......................................................   *      *
 1992......................................................   *      *
 1993......................................................   *      *
 1994...................................................... 22.750 16.250
 1995...................................................... 23.875 17.250
 1996...................................................... 28.000 22.625 28.000
Renal Treatment Centers, Inc.
 1991......................................................   *      *
 1992......................................................   *      *
 1993...................................................... 11.000  5.500
 1994...................................................... 12.875  5.750
 1995...................................................... 23.500 10.375
 1996...................................................... 34.000 20.063 29.375
Tenet Healthcare Corporation
 1991...................................................... 51.625 12.625
 1992...................................................... 18.125  9.625
 1993...................................................... 14.500  6.500
 1994...................................................... 19.500 12.500
 1995...................................................... 20.750 13.375
 1996...................................................... 22.875 18.375 21.125
Total Renal Care Holdings, Inc.
 1991......................................................   *      *
 1992......................................................   *      *
 1993......................................................   *      *
 1994......................................................   *      *
 1995...................................................... 30.000 17.375
 1996...................................................... 46.125 27.375 42.875
United Healthcare Corporation
 1991...................................................... 19.563  5.000
 1992...................................................... 29.188 17.125
 1993...................................................... 39.375 20.000
 1994...................................................... 55.375 37.250
 1995...................................................... 65.625 34.125
 1996...................................................... 67.375 31.000 35.500

--------
*  No shares of the issuer were outstanding during the year

HYPOTHETICAL HISTORICAL PORTFOLIO VALUES

  The following table and graph set forth hypothetical Portfolio Values on the last business day of each month from December 31, 1990 through September 30, 1996 (the "Historical Portfolio Values"). Except as described below, the Historical Portfolio Values were calculated on the same basis as the Portfolio Value will be calculated in the future. The Historical Portfolio Value of 100 corresponding to December 31, 1990 was set to provide an illustration of past movements of the Historical Portfolio Value only. The Multiplier for each Portfolio Security was initially set so that the Starting Portfolio Value equaled 100 on the Pricing Date. The Historical Portfolio Value at any given prior date was equal to the sum of the products of the then current market prices for the relevant Portfolio Securities on the last business day of the respective month and the applicable Multipliers. For months during which one or more of the Portfolio Securities were not outstanding and publicly traded, the Historical Portfolio Value was calculated based upon the values of the remaining Portfolio Securities that were then publicly traded. The Multipliers with respect to the remaining publicly traded Portfolio Securities were adjusted to reflect the increased weighting of each such remaining Portfolio Security. Only 13 of the 25 Portfolio Securities were outstanding during the entire period illustrated below.

  Historical Multipliers and the Portfolio were subject to the same adjustments, as reported by securities pricing sources, as Multipliers will be subject to described under "Description of Securities--Adjustments to the Multiplier and Portfolio".

  THE EXPERIENCE OF THE HISTORICAL PORTFOLIO VALUES SHOULD NOT BE TAKEN AS AN INDICATION OF FUTURE PERFORMANCE OF THE PORTFOLIO VALUE AND NO ASSURANCE CAN BE GIVEN THAT THE VALUE OF THE PORTFOLIO VALUE WILL NOT DECLINE AND THEREBY RESULT IN REPAYMENT OF ONLY $10 FOR EACH $10 PRINCIPAL AMOUNT OF SECURITIES TO BENEFICIAL OWNERS OF THE SECURITIES AT MATURITY OR OTHERWISE.

      DATE                                            HISTORICAL PORTFOLIO VALUE
      ----                                            --------------------------
     1990
       December......................................          100.000
     1991
       January.......................................          109.854
       February (1)..................................          118.284
       March.........................................          132.093
       April (2).....................................          127.162
       May...........................................          132.499
       June (3)......................................          119.397
       July..........................................          130.635
       August (4)....................................          133.196
       September.....................................          134.633
       October.......................................          137.691
       November......................................          123.893
       December......................................          146.715
     1992
       January (5)...................................          142.241
       February (6)..................................          133.483
       March.........................................          128.114
       April.........................................          124.105
       May...........................................          127.349
       June..........................................          121.077
       July..........................................          133.613
       August........................................          122.541
       September.....................................          123.934
       October.......................................          131.769
       November......................................          143.606
       December......................................          149.938
     1993
       January.......................................          142.919
       February......................................          122.025
       March.........................................          118.199
       April.........................................          122.351
       May...........................................          131.695
       June..........................................          135.684
       July (7)......................................          132.661
       August........................................          130.851
       September.....................................          139.391
       October.......................................          146.692
       November......................................          149.603
       December......................................          164.950
     1994
       January.......................................          180.859
       February......................................          178.347
       March.........................................          167.579
       April.........................................          171.468
       May (8).......................................          177.093
       June..........................................          161.955
       July..........................................          171.998

      DATE                                            HISTORICAL PORTFOLIO VALUE
      ----                                            --------------------------
       August........................................          191.966
       September.....................................          200.434
       October.......................................          201.286
       November......................................          188.093
       December (9)..................................          196.014
     1995
       January.......................................          199.642
       February (10).................................          202.488
       March.........................................          216.728
       April.........................................          203.469
       May...........................................          197.263
       June..........................................          201.418
       July..........................................          220.261
       August........................................          229.133
       September.....................................          248.532
       October (11)..................................          246.244
       November......................................          274.622
       December (12).................................          287.025
     1996
       January.......................................          301.713
       February......................................          302.948
       March.........................................          298.738
       April.........................................          302.689
       May...........................................          290.284
       June..........................................          273.076
       July..........................................          236.589
       August........................................          258.257
       September.....................................          267.749

--------
 (1) Health Management Associates, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (2) Healthsource, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (3) Genesis Health Ventures, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (4) Oxford Health Plans, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (5) Phycor, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (6) Apria Healthcare Group Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (7) Renal Treatment Centers, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (8) Quorum Health Group, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
 (9) Emcare Holdings Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
(10) Medpartners/Mullikin, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
(11) Total Renal Care Holdings, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.
(12) Neuromedical Systems, Inc. was included in the calculation of the Historical Portfolio Value commencing this month.

  The following graph sets forth the hypothetical Historical Portfolio Values on the last business day of each month from December 1990 through September 1996. Past movements of the Historical Portfolio Values are not necessarily indicative of future movements of the Portfolio Value.


[The graph sets forth the hypothetical Historical Portfolio Values on the last business day of each month from December 1990 through September 1996 with the vertical axis specifying the hypothetical month-end closing levels of the Portfolio in a range from 0 to 350 in increments of 50 and the horizontal axis specifying the time period in increments of three months from December 1990 to September 1996.]

  The closing hypothetical Historical Portfolio Value on October 24, 1996 was 255.482.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  Set forth in full below is the opinion of Brown & Wood LLP, counsel to the Company, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Securities. Such opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, or persons holding Securities as a hedge against currency risks or as a position in a "straddle" for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). The following discussion also assumes that the issue price of the Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Securities should consult their own tax advisors concerning the application of the United Stated Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Securities arising under the laws of any other taxing jurisdiction.

  As used herein, the term "U.S. Holder" means a beneficial owner of a Security that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (iv) any other person whose income or gain in respect of a Security is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Security that is not a U.S. Holder.

GENERAL

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Securities or securities with terms substantially the same as the Securities. However, although the matter is not free from doubt, under current law, each Security should be treated as a debt instrument of the Company for United States Federal income tax purposes. The Company currently intends to treat each Security as a debt instrument of the Company for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service ("IRS") in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Securities. Prospective investors in the Securities should be aware, however, that the IRS is not bound by the Company's characterization of the Securities as indebtedness and the IRS could possibly take a different position as to the proper characterization of the Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Securities is based upon the assumption that each Security will be treated as a debt instrument of the Company for United States Federal income tax purposes. If the Securities are not in fact treated as debt instruments of the Company for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Security could differ from the timing and character of income, gain or loss recognized in respect of a Security had the Securities in fact been treated as debt instruments of the Company for United States Federal income tax purposes.

U.S. HOLDERS

  On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

  In particular, solely for purposes of applying the Final Regulations to the Securities, the Company has determined that the projected payment schedule for the Securities will consist of payment on the maturity date of the principal amount thereof and a Supplemental Redemption Amount equal to $3.8425 per Unit. This represents an estimated yield on the Securities equal to 6.61% per annum (compounded semiannually). Accordingly, during the term of the Securities, a U.S. Holder of a Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds such Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six month period during which the Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Security's adjusted issue price will equal the Security's issue price (i.e., $10), increased by the interest previously accrued on the Security. At maturity of a Security, in the event that the Supplemental Redemption Amount, if any, exceeds $3.8425 per Unit, a U.S. Holder will be required to include the excess of the Supplemental Redemption Amount over $3.8425 per Unit in income as ordinary interest on the maturity date. Alternatively, in the event that the Supplemental Redemption Amount, if any, is less than $3.8425 per Unit, the excess of $3.8425 per Unit over the Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Security for the taxable year in which the maturity date occurs to the extent of the amount of such includible interest. A U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the excess of $3.8425 per Unit over the Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules.

  Upon the sale or exchange of a Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a Security generally will equal such U.S. Holder's initial investment in the Security increased by any interest previously included in income with respect to the Security by the U.S. Holder. Any such taxable gain generally will be treated as ordinary income. Any such taxable loss generally will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

  Prospective investors in the Securities should be aware that if a significant percentage of the total aggregate amount of the Securities originally issued is sold at a discount from the principal amount thereof, which is not expected to be the case, then the issue price of the Securities, as determined for United States Federal income tax purposes, may be less than the principal amount of the Securities. In such event, if a U.S. Holder purchases a Security for an amount equal to the principal amount thereof, the amount of the difference between the principal amount of the Securities and the issue price thereof generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each such date as an offset to such interest on each such date. In addition, on each such date, the U.S. Holder's adjusted tax basis in the Security will be reduced by the amount treated as an interest offset pursuant to the foregoing rule. Alternatively, in the event that the issue price of the Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof and a U.S. Holder purchases a Security for an amount that is less than the principal amount thereof, the amount of the difference between the principal amount of the Security and the amount paid by the U.S. Holder to purchase the Security generally should be allocated by the U.S. Holder to daily portions of interest that are deemed to accrue on each such date as additional ordinary interest includible in income by the U.S. Holder on each such date. In such event, on each such date, the U.S. Holder's adjusted tax basis in the Security will be increased by the amount treated as additional ordinary interest income. In addition, U.S. Holders purchasing a Security at a price that differs from the adjusted issue price of the Security as of the purchase date (e.g., subsequent purchasers) will be subject to special rules providing for certain adjustments to the foregoing rules and such U.S. Holders should consult their own tax advisors concerning these rules. Moreover, all prospective investors in the Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Securities. Investors in the Securities may also obtain the projected payment schedule, as determined by the Company for purposes of the application of the Final Regulations to the Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Richard D. Kreuder, Office of the Corporate Secretary, 100 Church Street, New York, New York 10080.

  The projected payment schedule (including both the projected Supplemental Redemption Amount and the estimated yield on the Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Securities), and is not a prediction of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

  The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Unit of the Securities during each accrual period over the term of the Securities based upon the projected payment schedule for the Securities (including both the projected Supplemental Redemption Amount and the estimated yield equal to 6.61% per annum (compounded semiannually)) as determined by the Company for purposes of the application of the Final Regulations to the Securities:

                                                           TOTAL INTEREST DEEMED
                                                            TO HAVE ACCRUED ON
                                      INTEREST DEEMED TO   SECURITIES AS OF END
                                     ACCRUE DURING ACCRUAL   OF ACCRUAL PERIOD
              ACCRUAL PERIOD           PERIOD (PER UNIT)        (PER UNIT)
              --------------         --------------------- ---------------------
      October 30, 1996 through
       April 30, 1997...............        $0.3305               $0.3305
      May 1, 1997 through
       October 31, 1997.............        $0.3414               $0.6719
      November 1, 1997 through
       April 30, 1998...............        $0.3527               $1.0246
      May 1, 1998 through
       October 31, 1998.............        $0.3644               $1.3890
      November 1, 1998 through
       April 30, 1999...............        $0.3764               $1.7654
      May 1, 1999 through
       October 31, 1999.............        $0.3888               $2.1542
      November 1, 1999 through
       April 30, 2000...............        $0.4017               $2.5559
      May 1, 2000 through
       October 31, 2000.............        $0.4150               $2.9709
      November 1, 2000 through
       April 30, 2001...............        $0.4287               $3.3996
      May 1, 2001 through
       October 31, 2001.............        $0.4429               $3.8425

     --------
     Projected Supplemental Redemption Amount = $3.8425 per Unit

NON-U.S. HOLDERS

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S. For a non-U.S. Holder to qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Security under penalties of perjury,
(ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements.

  Under current law, a Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of such Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of a Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Securities will be used as described under "Use of Proceeds" in the attached Prospectus and to hedge market risks of the Company affecting the value of the Supplemental Redemption Amount.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from the Company $15,000,000 aggregate principal amount of Securities. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Securities if any are purchased.

  The Underwriter has advised the Company that it proposes initially to offer all or part of the Securities directly to the public at the offering price set forth on the cover page of this Prospectus Supplement. After the initial public offering, the public offering price may be changed.

  The underwriting of the Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

                            VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for the Company and for the Underwriter by Brown & Wood LLP, New York, New York.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Summary....................................................................  S-3
Risk Factors...............................................................  S-6
Recent Developments........................................................  S-9
Description of Securities.................................................. S-12
The Portfolio.............................................................. S-17
Certain United States Federal Income Tax Considerations.................... S-28
Use of Proceeds............................................................ S-32
Underwriting............................................................... S-32
Validity of Securities..................................................... S-32
                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Merrill Lynch & Co. Inc....................................................    3
Use of Proceeds............................................................    3
Summary Financial Information..............................................    4
Description of Debt Securities.............................................    7
Description of Debt Warrants...............................................   11
Description of Currency Warrants...........................................   12
Description of Index Warrants..............................................   13
Plan of Distribution.......................................................   18
Experts....................................................................   19

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                                    [LOGO]

                                1,500,000 UNITS

                           MERRILL LYNCH & CO., INC.

                           HEALTHCARE/BIOTECHNOLOGY
                            PORTFOLIO MARKET INDEX
                           TARGET-TERM SECURITIES SM
                             DUE OCTOBER 31, 2001
                                  "MITTS(R)"

                            ----------------------
                             PROSPECTUS SUPPLEMENT
                            ----------------------

                              MERRILL LYNCH & CO.
                               OCTOBER 24, 1996

  "MITTS" IS A REGISTERED SERVICE MARK AND "MARKET INDEX TARGET-TERM SECURITIES" IS A SERVICE MARK OWNED BY MERRILL LYNCH & CO., INC.

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